VIA EDGAR AND EMAIL

September 28, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549

Attention: Anne Nguyen Parker

Re:	Eros International Plc Registration Statement on Form F-3 (File No. 333-219708)

Dear Ms. Parker:

Eros International Plc, an Isle of Man private limited company (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-219708) be accelerated and that it be declared effective October 2, 2017 at 4:00 p.m. Eastern time, or as soon as practicable thereafter.

Please direct any questions regarding this filing to Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Jyoti Deshpande

Jyoti Deshpande

Group Chief Executive Officer & Managing Director

cc:   Peter Wardle, Esq.